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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Surety Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3375 Park Avenue, Suite 3006
(No. and Street)

Wantagh	**NY**	**11793**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Renck **(516) 785-2355**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING SECTION
FEB 28 2007
WASH. D.C.
202

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John T. Renck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Surety Financial Services, Inc., as

of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. McCAIN
Notary Public, State of New York
No. 01MC6075584
Qualified in Nassau County
Commission Expires June 10, 2010

Patricia A McCain
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SURETY FINANCIAL SERVICES, INC.
(Formerly Monitoring & Evaluation Services, Inc.)
Financial Statements
For the Year Ended
December 31, 2006
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Surety Financial Services, Inc.

We have audited the accompanying statement of financial condition of Surety Financial Services, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surety Financial Services, Inc., as of December 31, 2006 and the results of the operations and cash flows of Monitoring & Evaluation Services, Inc. and Surety Financial Services, Inc. for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2007
Atlanta, Georgia



RUBIO CPA, PC

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

	2006
Cash and cash equivalents	$ 75,658
Accounts receivable – broker dealers	27,944
Property and equipment, net of accumulated depreciation of $117,070	-
Securities owned	83,133
Due from Monitoring	60,000
Other assets	7,452
Total Assets	$ 254,187

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 4,828
Due to officer	11,131
Total Liabilities	15,959
STOCKHOLDER'S EQUITY	238,228
Total Liabilities and Stockholder's Equity	$ 254,187

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	2006
REVENUES	
Commissions	$ 724,380
Other income	17,471
Total revenues	741,851
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	502,214
Communications	8,398
Occupancy	13,647
Other operating expenses	181,386
Total expenses	705,645
NET INCOME	$ 36,206

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 36,206
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	1,164
Unrealized appreciation of marketable securities	(21,917)
Decrease in accounts receivable – broker dealer	10,267
Increase in other assets	(2,790)
Decrease in accounts payable and accrued expenses	(11,414)
Decrease in due from Monitoring	17,000
Decrease in due from officer	6,600
NET CASH USED BY OPERATING ACTIVITIES	35,116
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of securities owned	(19,000)
NET CASH USED BY INVESTING ACTIVITIES	(19,000)
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to stockholder	(6,600)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(6,600)
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,516
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	66,142
End of year	$ 75,658

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

Balance, December 31, 2005	$ 208,621
Net income	36,207
Distributions to stockholders	(6,600)
Balance, December 31, 2006	$ 238,228

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Surety Financial Services, Inc. began business on March 10, 2005 when it acquired all of the assets and liabilities of Monitoring and Evaluation Services, Inc.

The Company and Monitoring have the same stockholder.

The Company is a registered broker dealer organized under the laws of the state of New York. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities and investment consultant services for customers located throughout the United States. The Company operates from offices located in Wantagh, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to the stockholder and income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

Investments in marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Advisory Income: Investment consultant fees are earned quarterly or annually based on the terms of contracts with customers.

NOTE B — LEASES

During 2006, the Company leases office premises and makes payments to a landlord under a lease held by Monitoring. In December 2005, the lease was renewed by Monitoring for three years with annual rent of $15,600 annually. During 2006, the lease obligation was generally paid by the Company.

Rent expense for the year ended December 31, 2006 was approximately $13,600.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $148,398, which was $143,398 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .11 to 1.0.

NOTE D — SECURITIES OWNED

Securities owned consist of common stock of a publicly held company.

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

SURETY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE F — RETIREMENT PLAN

The Company has a defined contribution retirement plan covering all full-time employees. The Company's contributions are discretionary. There were no Company contributions for 2005.

NOTE G — LITIGATION

In June 2003, a former customer commenced an action against Monitoring in New York State Supreme Court, New York County alleging claims for, among other things, breach of fiduciary duty, breach of contract, negligent mismanagement and unjust enrichment in connection with investment losses it suffered and alleged duties owed by the Company.

Litigation costs and the likelihood of significant cost to settle this matter caused Monitoring's former accountants to render a going-concern qualification in their Report of Independent Auditor's dated February 14, 2005 covering the fiscal year ended December 31, 2004. (See Note I.)

Monitoring's assets and liabilities were transferred to the Company effective March 10, 2005 to isolate Monitoring's broker-dealer operations from Monitoring's investment advisory operations, that incurred the litigation action. Accordingly, legal costs incurred after March 10, 2005 and the cost of settlement ($450,000) are not included in the accompanying financial statements as the obligations are the responsibility of Monitoring.

NOTE H — RELATED PARTIES

The Company shares office facilities with Monitoring. During 2006, the Company paid substantially all costs and expenses of the shared office facilities.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SURETY FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2006

NET CAPITAL:

Total stockholders' equity	$ 238,228
Less nonallowable assets:	
Due from Monitoring	(60,000)
Other assets	(7,452)
	(67,452)
Net capital before haircuts	170,776
Less haircuts	(22,378)
Net capital	$ 148,398
Minimum net capital required	$ 5,000
Excess net capital	$ 143,398
Aggregate indebtedness	$ 15,939
Net capital based on aggregate indebtedness	$ 1,064
Ratio of aggregate indebtedness to net capital	.11 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

There is no significant difference between net capital at December 31, 2006 in Part IIA of Form 17Xa-5 and as computed above.

SURETY FINANCIAL SERVICES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
Surety Financial Services, Inc.

In planning and performing our audit of the financial statements of Surety Financial Services, Inc., for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Surety Financial Services, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 24, 2007
Atlanta, Georgia



RUBIO CPA, PC

END